Exhibit 99.1

© Copyright 2025 Workhorse. Confidential & Proprietary | 1 + August 19, 2025 Workhorse and Motiv Joint Conference Call

WORKHORSE™

Legal Legends

Cautionary Note Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed merger transaction between Workhorse and Motiv, future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company's business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of the combined company's operations or operating results are forward-looking statements. Some of these statements may be identified by the use of the words "plans", "expects" or "does not expect", "estimated", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "targets", "projects", "contemplates", "predicts", "potential", "continue", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might", "will" or "will be taken", "occur" or "be achieved".

Forward-looking statements are based on the opinions and estimates of management of Workhorse as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties could give rise to a delay in or the failure to consummate the Merger or the other transactions described herein (collectively, the "Transactions"). Some factors that could cause actual results to differ include the outcome of continuing discussions between the Workhorse and Motiv with respect to the Transactions, including the possibility that the parties may terminate certain of the Transactions or that the terms of certain of the Transactions may change; our ability to consummate the Transactions or achieve the expected synergies and/or efficiencies; potential regulatory delays; the industry and market reaction to this announcement; the effect of the announcement of the Transactions on the ability of the parties to operate their businesses and retain and hire key personnel and to maintain favorable business relationships; the possibility that the integration of the parties may be more difficult, time-consuming or costly than expected or that operating costs and business disruptions may be greater than expected; the ability to obtain regulatory and other approvals required to consummate the Transactions, including from Nasdaq; the risk that the price of our securities may be volatile due to a variety of factors; changes in laws, regulations, technologies, the global supply chain, and macro-economic and social environments affecting our business; and our ability to maintain compliance with Nasdaq rules and otherwise maintain our listing of securities on Nasdaq.

Additional information on these and other factors that may cause actual results and Workhorse's performance to differ materially is included in Workhorse's periodic reports filed with the SEC, including, but not limited to, Workhorse's Annual Report on Form 10-K for the year ended December 31, 2024, including those factors described under the heading "Risk Factors" therein, and Workhorse's subsequent Quarterly Reports on Form 10-Q. Copies of Workhorse's filings with the SEC are available publicly on the SEC's website at www.sec.gov or may be obtained by contacting Workhorse. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Workhorse undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

Workhorse intends to file with the SEC a Proxy Statement on Schedule 14A (the "Proxy Statement"). Workhorse may also file other relevant documents with the SEC regarding the transactions described herein. This document is not a substitute for the Proxy Statement or any other document that Workhorse may file with the SEC. Any Definitive Proxy Statement (if and when available) will be mailed to shareholders of Workhorse. STOCKHOLDERS OF WORKHORSE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS DESCRIBED HEREIN, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT WORKHORSE, THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, AND RELATED MATTERS. Stockholders will be able to obtain a free copy of the Proxy Statement (if and when available) and other relevant documents once such documents are filed with the SEC from the SEC's website at www.sec.gov, or by directing a request by mail to Workhorse Group Inc., 3600 Park 42 Drive, Suite 160E, Sharonville, Ohio 45241, or from the Workhorse's website at www.ir.workhorse.com.

Participants in the Solicitation

Workhorse and certain of its directors and officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from its stockholders that will occur in connection with the meeting at which the transactions described herein may be presented to stockholders for approval (the "Meeting"). Information concerning the interests of the persons who may be considered "participants" in the solicitation is set forth in Workhorse's proxy statements and its Annual Reports on Form 10-K previously filed with the SEC,and will be set forth in the Proxy Statement relating to the Meeting if and when the Proxy Statement becomes available. Copies of these documents can be obtained, without charge, at the SEC's website at www.sec.gov, or by directing a request to Workhorse at the address above, or at www.ir.workhorse.com.

No Offer or Solicitation

This communication does not constitute a solicitation of a vote or a proxy, consent or authorization with respect to any securities. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

© Copyright 2025 Workhorse. Confidential & Proprietary | 2

WORKHORSE™

Today's Presenters



Rick Dauch
CEO, Workhorse

- 30+ years automotive industry experience
- 19 years serving in CEO roles
- Multiple public and private board memberships



Scott Griffith
CEO, Motiv

- 30+ years of experience in automotive, mobility, and technology industries
- CEO of public and private companies, including Motiv and Zipcar
- Board and advisory roles, co-founder of growth-stage companies



Bob Ginnan
CFO, Workhorse

- 25+ years of senior finance and leadership experience
- Refined capital structures for firms in multiple industries
- Executed multiple accounting and information technology ("IT") system installations



Stan March
VP, Corporate Development, Workhorse

- 29+ years executive experience across multiple industrial sectors
- Extensive M&A, public affairs, investor relations and corporate communications experience

© Copyright 2025 Workhorse. Confidential & Proprietary | 3

© Copyright 2025 Workhorse. Confidential & Proprietary | 4 Agenda Introductions Q2 2025 Business Update & Financials WHKS - Motiv Merger Overview Near - Term Priorities Q&A Updated for Q2 and new photo Can we use a Vestis or FedEx logo'd truck?

WORKHORSE™

Growing Fleet Momentum & Strategic Progress

Momentum in Fleet Orders & Deployments

- Secured 36 POs in Q2 and shipped 32 units
- Real-world fleet performance and positive customer feedback driving repeat business and new orders
- W56 vehicles in service across an expanding network of FedEx terminals and other partner fleets
- Ongoing discussions with logistics providers and service fleets continue to expand the order pipeline

Advancing Product Flexibility

- Completed testing of W56 140 kWh model; 100+ mile range with full payload
- Work in Q2 enabled new application options for the W56, including development and integration of the Utilimaster Aeromaster walk-in van body on the W56 chassis—now available for order

Ongoing Financial Discipline

- Reduced operating expenses by $7.0 million YOY through disciplined cost management
- Maintained focus on cash conservation while executing key deliveries and advancing the product roadmap
- Continued efforts to convert finished goods inventory into cash

Near-Term Financial Position

- Received ~$25M from Motiv's controlling investor on 8/15
- Interim funding used to support operations, debt repayment, and provide liquidity through deal close

© Copyright 2025 Workhorse. Confidential & Proprietary | 5

WORKHORSE™

Financial Summary Highlights

Q2 2025 Unaudited Results

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2024	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Sales, net of returns and allowances	$ 5,669,469	$ 842,440	$ 6,310,391	$ 2,181,735
Cost of sales	13,051,356	7,301,348	18,216,119	14,744,126
Gross loss	(7,381,887)	(6,458,908)	(11,905,728)	(12,562,391)
Operating expenses				
Selling, general and administrative	5,844,698	12,066,553	12,628,609	26,161,831
Research and development	1,246,348	1,992,779	2,775,367	5,520,690
Total operating expenses	7,091,046	14,059,332	15,403,976	31,682,521
Loss from operations	(14,472,933)	(20,518,240)	(27,309,704)	(44,244,912)
Interest expense, net	(582,246)	(2,028,808)	(5,834,474)	(3,193,401)
Change in fair value of convertible notes	(1,641,893)	(3,130,051)	(4,913,988)	(3,597,925)
Change in fair value of warrants	1,916,108	(642,900)	2,633,068	(4,439,548)
Loss before provision for income taxes	(14,780,964)	(26,319,999)	(35,425,098)	(55,475,786)
Provision for income taxes	—	—	—	—
Net loss	$ (14,780,964)	$ (26,319,999)	$ (35,425,098)	$ (55,475,786)
Net loss per share of common stock				
Basic and Diluted*	$ (1.67)	$ (17.45)	$ (5.34)	$ (40.81)
Weighted average shares used in computing net loss per share of common stock				
Basic and Diluted*	8,827,196	1,508,403	6,630,399	1,359,416

** Periods presented have been adjusted to reflect the 2024 reverse stock split (1-for-20), which was effective June 17, 2024 and the 2025 reverse stock split (1-for-12.5) which was effective March 17, 2025. Additional information regarding the reverse stock splits may be found in Note 1 – Summary of Business and Significant Accounting Principles to these Condensed Consolidated Financial Statements in this Quarterly Report on Form 10-Q*

Revenue

Sales, net of returns and allowances for the three months ended June 30, 2025, and 2024 were $5.7 million and $0.8 million, respectively. For the three ended June 30, 2025, the increase in sales of $4.8 million was primarily due to the increased delivery of W56 trucks in the current period, partially offset by the Aero divestiture and higher W4 CC truck sales in the prior period.

Cost of Sales

Cost of sales for the three months ended June 30, 2025, and 2024 were $13.1 million and $7.3 million, respectively. The increase in Cost of sales of $5.8 million was primarily a result of higher sales volume and increase in inventory excess and obsolescence reserve of $1.8 million, which was partially offset by lower other production expenses of $1.2 million and lower direct and indirect labor costs of $0.2 million primarily due to lower headcount.

Operating Expenses

Selling, general and administrative expenses (“SG&A”) expenses for the three months ended June 30, 2025, and 2024 were $5.8 and $12.1 million, respectively. The decrease in SG&A of $6.3 million was primarily driven by a $3.1 million decrease in employee compensation and related expenses primarily due to lower headcount, a decrease of $0.8 million in consulting related expenses, a decrease in legal and professional expenses of $1.1 million, a decrease of $0.5 million in insurance expenses, a decrease in IT-related expenses of $0.4 million, lower corporate insurance of $0.5 million, and a $0.2 million decrease in depreciation and amortization expense due to the Aero divestiture. amortization expense due to the Aero divestiture.

Research and development (“R&D”) expenses during the three months ended June 30, 2025, and 2024 were $1.2 million and $2.0 million, respectively. The decrease in R&D expenses of $0.7 million was primarily driven by a $0.1 million decrease in employee compensation and related expenses due to lower headcount, a $0.3 million decrease in prototype part expenses and $0.3 million decrease in rent expenses and depreciation and amortization expense.

© Copyright 2025 Workhorse. Confidential & Proprietary | 6

© Copyright 2025 Workhorse. Confidential & Proprietary | 7 © Copyright 2025 Workhorse. Confidential & Proprietary | 7 Balance Sheet Highlights Q2 2025 Unaudited Results Strengthening our balance sheet and liquidity position to better execute on our product roadmap and deliver for our customers Cash Balance (as of 6/30/25) • $24.7 million of cash and cash equivalents, including restricted cash Financing • Continued to access financing under March 2024 agreement * Periods presented have been adjusted to reflect the 2024 reverse stock split (1 - for - 20), which was effective June 17, 2024 and the 2025 reverse stock split (1 - for - 12.5) which was effective March 17, 2025. Additional information regarding the reverse stock splits may be found in Note 1 – Summary of Business and Significant Accounting Principles to these Condensed Consolidated Financial Statements in this Quarterly Report on Form 10 - Q (Unaudited) June 30, 2025 December 31, 2024 Assets Current assets: Cash and cash equivalents $ 2,190,820 $ 4,119,938 Restricted cash 22,528,341 525,000 Accounts receivable, less allowance for credit losses of $0.3 million and $0.2 million as of June 30, 2025 and December 31, 2024, respectively 2,372,701 537,536 Other receivables, net 136,474 544,436 Inventory, net 32,757,831 41,839,020 Prepaid expenses and other current assets 3,702,346 5,865,890 Total current assets 63,688,513 53,431,820 Property, plant and equipment, net 29,145,327 32,976,581 Operating lease right-of-use assets, net 6,003,964 3,247,548 Finance lease right-of-use assets, net — 4,008,510 Other assets 416,308 176,311 Total Assets $ 99,254,112 $ 93,840,770 Liabilities Current liabilities: Accounts payable $ 10,823,073 $ 11,509,150 Accrued liabilities and other current liabilities 11,200,767 8,731,915 Deferred revenue 6,048,581 6,350,581 Warranty liability 1,151,614 861,409 Operating lease liability - current portion 1,593,131 984,407 Finance lease liability - current portion — 528,023 Warrant liability at fair value 3,145,592 5,778,660 Convertible notes at fair value 39,520,020 10,491,792 Total current liabilities 73,482,778 45,235,937 Operating lease liability-long-term 3,424,595 4,295,743 Financing lease liability-long-term — 21,165 Total Liabilities 76,907,373 49,552,845 Commitments and contingencies Stockholders’ Equity: Common stock, par value $0.001 per share, 36,000,000 shares authorized, 10,585,800 shares issued and outstanding as of June 30, 2025 and 3,843,336 shares issued and outstanding as of December 31, 2024 (presented on a reverse stock split-adjusted basis)* 10,586 3,843 Additional paid-in capital * 911,119,795 897,642,626 Accumulated deficit (888,783,642) (853,358,544) Total stockholders’ equity 22,346,739 44,287,925 Total Liabilities and Stockholders’ Equity $ 99,254,112 $ 93,840,770

WORKHORSE™

Strategic Combination with Motiv Electric Trucks

Leveraging a Strong Foundation

- Streamlined organization with strong products and reputation for reliability
- Advanced W56 roadmap with two wheelbase options and positive customer feedback
- Built a national dealer network and strong relationships with major medium-duty fleets
- Union City manufacturing facility established as a high-quality U.S. EV production hub

Strategic Rationale & Shareholder Value

- Combines complementary products, fleet relationships, and dealer networks
- Creates operational scale, cost synergies, and enhanced competitive positioning
- Strengthened financial foundation supports roadmap advancement, margin expansion, and long-term growth

Transaction Overview & Near-Term Liquidity

- Strategic merger with Motiv to broaden product portfolio and strengthen financial position
- Completed $20M sale-leaseback of Union City facility and $5M convertible note financing
- Simplifies capital structure by repaying/canceling senior secured debt and associated warrants
- Combined company expected to be able to access up to $20M in additional financing post-close

Ownership Post-Transaction

- Motiv's controlling investor: ~62.5%
- Workhorse shareholders: ~26.5%
- Senior secured lender: ~11%(1)

MOTIV Electric Trucks | WORKHORSE™

(1) Represents rights to receive common stock that represent approximately 11%All ownership amounts are subject to certain potential adjustments and additional future dilution. Additional information regarding Workhorse's agreement with its secured lender and select other parties are available in the Company's SEC filings.

© Copyright 2025 Workhorse. Confidential & Proprietary | 8

WORKHORSE™

Creating a Leading North American Medium-Duty Electric Truck OEM

WORKHORSE
NASDAQ: WKHS
~26.5% Ownership(1)

MOTIV Electric Trucks
Private
~62.5% Ownership

Pro Forma Company

$45M	980	17M+
New Capital Infusion	Cumulative Vehicles Delivered(2)	Cumulative Real-World Miles Driven(3)

1. **Broad Portfolio Targeting an Attractive Market:** The merged company is expected to become a leader in the $23B+(4) North American medium-duty truck segment with a full range of Class 4-6 trucks and buses
2. **Strong, Complementary Customer Base:** Together, Motiv and Workhorse have served 10 of the largest medium-duty fleets in North America(5). With very low overlap, there's ample room for cross selling
3. **Compelling TCO to Accelerate Adoption:** Intends to be able to offer the highest quality, best performing medium-duty electric trucks & buses at a lower cost of ownership compared to ICE vehicles
4. **Proven Direct Sales and Dealer Network:** Joins Motiv's existing direct fleet sales history with Workhorse's network of truck dealers
5. **Scalable and Expandable U.S. Manufacturing:** In one of the nation's highest quality midwestern facilities, with capacity to eventually produce up to 5,000 trucks per year
6. **Significant Synergies:** Potential for end of year '26 cost synergies of more than $20M with opportunity to expand further
7. **Stronger Financial Position and Simplified Capital Structure:** Transaction is expected to bring in $45M of added financing capacity by closing, enabling greater flexibility to pursue future growth initiatives and increase margins. Combined company will seek to raise additional capital raise post-close
8. **Strong Executive Leadership:** Experienced management team ready to oversee the next phase of growth

(1) Workhorse's existing senior secured lender will have rights to receive common stock that represent approximately 11%. All ownership amounts are subject to certain potential adjustments and additional future dilution. Additional information regarding Workhorse's agreement with its secured lender and select other parties are available in the Company's SEC filings.
(2) Source: Company sales data.
(3) Source: Company operating data.
(4) Represents 2025 annual forecast of registrations as of April 2024 per S&P Global Mobility for NTEA US Commercial Vehicle Market Report, multiplied by an assumed $100,000 value per truck.
(5) Source: Valgen and Motiv internal data.

© Copyright 2025 Workhorse. Confidential & Proprietary | 9

© Copyright 2025 Workhorse. Confidential & Proprietary | 10 In Development S Gen 6 Electrified Stripped Chassis - Standard and longer wheel base Class 5 and 6 Cab Chassis EPIC4 Class 4 Cab Chassis and Type A School Bus W4 CC Class 4 W56 Class 5/6 Step Van or Stripped Chassis - 140 kWh and 210 kWh - 1,000 and 1,200 cubic feet W750 Class 4 Step Van Broader Combined Portfolio Expands TAM $23B+ Medium - Duty (MD) Trucking Market in 2025 (1) (1) Represents 2025 annual forecast of registrations as of April 2024 per S&P Global Mobility for NTEA US Commercial Vehicle Mar ket Report, multiplied by an assumed $100,000 value per truck.

© Copyright 2025 Workhorse. Confidential & Proprietary | 11 Strong, Complementary Customer Base ▪ Together, Motiv and Workhorse have existing commercial relationships with 10 of the largest medium - duty fleets (1) in North America ▪ Combined company positioned to expand through existing relationships ▪ Have ample room for cross - selling ▪ Combined company will have ability to increase customer contact and confidence by leveraging enterprise relationships, channel, and dealer - level go - to - market strategies (1) Source: Valgen and Motiv internal data.

WORKHORSE™

Combined Company to Benefit from Access to Proven Direct Sales and Dealer Network


Winnipeg
United States
Montreal
Toronto
Boston
New York
Washington
Las Vegas
Los Angeles
San Diego
Dallas
Houston
Monterrey
Miami

Harmonizing **Motiv's consultative and direct selling methodology and process** for growing from pilots to large multi-order relationships with **WKHS' robust dealer approach and network of truck dealers**

MOTIV Electric Trucks

Selling Methodology and Fleet Relationships

Motiv guides fleets from **initial customer assessments**, to **pilots**, to **expansion,** and to **scaling-up** by leveraging **unique learnings** gained through **time** and **experience**

- Phase 1: Establishing confidence in partner assessment
- Phase 2: Proving ground by building trust
- Phase 3: Targeting expansion using data as proof points
- Phase 4: Scaling up and maintaining long-term relationship

WORKHORSE

National Dealer Network

- National coverage with concentration in key states for EV adoption
- 19 dealer locations
- Field service capabilities
- Custom upfit and body building partnerships
- Leasing and financing options through dealers
- 7 unique government cooperative purchasing contracts

Brings ability to increase customer contact and confidence by leveraging enterprise relationships, channel, and dealer-level go-to-market strategies

© Copyright 2025 Workhorse. Confidential & Proprietary | 12

WORKHORSE™

Creating a Stronger Financial Position and Simplified Capital Structure

Providing near-term liquidity to Workhorse and simplifying capital structure

$20M
Sale leaseback completed for Workhorse's Union City facility

$5M
Secured convertible note provided by entities affiliated with Motiv's controlling investor

Proceeds used to support Workhorse through close and provide capital to pay down debt owed to Workhorse's senior secured lender

Obtaining new debt financing to fuel go-forward plans

$20M
Access to debt financing expected to be provided by entities affiliated with Motiv's controlling investor in connection with closing, including a ~$10 million revolving credit facility and additional $10 million for manufacturing costs associated with confirmed purchase orders in ABL facility

Combined company will seek to raise additional financing post-closing to drive go forward strategic direction

The deal delivers significant new liquidity into the combined entity and with the potential to achieve at least $20 million of synergies by the end of 2026

© Copyright 2025 Workhorse. Confidential & Proprietary | 13

© Copyright 2025 Workhorse. Confidential & Proprietary | 14 Combined Company Poised to Create Long - term Shareholder Value Creating a leading North American medium - duty electric truck OEM with a broader product offering, stronger customer relationships and manufacturing facilities to drive growth Strengthening Workhorse’s near - and long - term financial positions Providing Workhorse shareholders with the opportunity to participate in the upside of a leader in the medium - duty EV commercial vehicle market

© Copyright 2025 Workhorse. Confidential & Proprietary | 15 Near - Term Priorities Complete Transaction with Motiv ▪ Obtain shareholder approvals ▪ Close transaction and associated financing commitment ▪ Target transaction close in Q4 2025 Strengthen Financial Position & Operational Efficiency ▪ Fulfill existing fleet purchase orders ▪ Expand dealer - led sales and continue converting finished goods inventory into cash ▪ Focus on developing strategic go - to - market strategy ▪ Advance planning to optimize operations through combined engineering, supply chain, production capabilities and footprint ▪ Develop back - office and system integration plans Continue to Expand Product Portfolio ▪ Ensure reliable fleet operations and high customer satisfaction through dependable performance and responsive field support ▪ Finalize plans for W56 140 kWh production launch in 2026 ▪ Develop integrated plan to deliver consolidated R&D technology and product portfolio roadmap

© Copyright 2025 Workhorse. Confidential & Proprietary | 16 Questions?